March 26, 2015

Via EDGAR United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Ballantyne Strong, Inc. (CIK#: 0000946454; File No. 001-13906)
Preliminary Proxy Statement Filed by Fundamental Global Investors, LLC

Ladies and gentlemen,

Fundamental Global Investors, LLC, together with other participants listed on the cover page of its preliminary proxy statement, has filed a preliminary proxy statement and form of proxy card pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and plans to solicit proxies from the shareholders of Ballantyne Strong, Inc. (the “Company”) to elect seven members to the Board of Directors of the Company at the Company’s annual meeting scheduled to be held on May 13, 2015.

Fundamental Global hopes to be able to mail definitive copies of its proxy materials to shareholders of the Company on or about April 6, 2015.

If you have any questions or comments regarding this filing, please call me at (216) 566-5527.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

Derek.Bork@ThompsonHine.com Fax: 216.566.5800 Phone: 216.566.5527